WOLFE RESEARCH SECURITIES

Statement of Financial Condition

December 31, 2024

Wolfe Research Securities

TABLE OF CONTENTS
December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68406

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wolfe Research Securities

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

757 Third Ave, Sixth Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Francis Jordan	646-845-0709	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

9/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis Jordan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wolfe Research Securities _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARGIE WAINWRIGHT
Notary Public - State of New York
No. 01WA6286576
Qualified in New York County
My Commission Expires July 29, 20 25

Notary Public
2/13/2025

Signature: _____

Title: _____
Chief Financial Officer / FinOp

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Wolfe Research Securities

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Wolfe Research Securities (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2013.
Huntingdon Valley, Pennsylvania
February 13, 2025

2617 Huntingdon Pike
Huntingdon Valley, Pennsylvania 19006
215.884.8460

WOLFE RESEARCH SECURITIES

Statement of Financial Condition
December 31, 2024

Assets		
Cash and cash equivalents	$	29,121,172
Due from brokers		809,008
Investment banking receivable		2,121,599
Marketable securities owned, at fair value		13,672,858
Interest and dividends receivable		47,293
Other assets		149,770
Total assets		**45,921,700**
Liabilities and member's equity		
Payable to affiliate	$	980,258
Accrued expenses and other liabilities		13,157,003
Total liabilities		**14,137,261**
Member's equity		31,784,439
Total liabilities and member's equity	**$**	**45,921,700**

The accompanying notes are an integral part of this statement.

Notes to the Financial Statement - continued
December 31, 2024

1. ORGANIZATION

WR Securities, LLC, doing business as Wolfe Research Securities (the "Company"), is a limited liability company formed as a wholly-owned subsidiary of Wolfe HoldCo, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the self-regulatory organization, Financial Industry Regulatory Authority, Inc. ("FINRA"), as well as the National Futures Association ("NFA").

The Company's operations consist of distributing financial research created by an affiliated entity to institutional clients and providing investment banking services. The Company receives referral fees from unaffiliated broker-dealers and from a strategic alliance relationship.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents comprise of bank balances including deposits held with banks and other short-term highly liquid investments with original maturities of three months or less which are available on demand. These are carried in the Statement of Financial Condition at face value. The balances of the Company's cash accounts during the year ended December 31, 2024 have exceeded the related amount of federal depository insurance. The company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Due From Brokers

Due from brokers are uncollateralized broker obligations due under normal trade terms. In the opinion of management, as of December 31, 2024, all receivables were considered collectible and no allowance was necessary.

Marketable Securities Owned

Marketable securities are recorded at fair value as determined in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures."

Commissions and Referral Fee Transactions

Commission revenue and referral fee transactions are recorded on a trade-date basis. The Company maintains other commission referral fee sharing agreements with brokers including our strategic alliance. The Company does not carry accounts for customers or perform custodial functions related to customers' securities. Customer transactions under commission sharing arrangements are not reflected in this financial statement as such clearing brokers maintain the customer accounts and clear such transactions.

WOLFE RESEARCH SECURITIES

Notes to the Financial Statement - continued
December 31, 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*CONTINUED*)

Investment Banking

The Company has an established strategic partnership with another broker-dealer. As part of the alliance, the Company has the option to execute investment banking deals internally or refer them to the other broker-dealer and receive a share of the proceeds.

As of December 31, 2024, all receivables were considered collectible, and no allowance was necessary.

Income Taxes

The Company is a single member limited liability company and, therefore, is a disregarded entity for federal tax law. The Company is included in the federal income tax return filed by its Parent. The Parent is a limited liability company and has elected to be treated as a partnership as defined in the Internal Revenue Code. As a result, no provision for federal income taxes has been provided.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each year. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

For the year ended December 31, 2024, management has determined that there are no material uncertain income tax positions, and as such no interest or penalties have been recognized in the financial statements.

The Company has no federal, state or local tax years open prior to 2020.

Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its CEO as the Chief Operating Decision Maker as specified in the ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

3. RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement with an affiliate, Wolfe Research, LLC ("Wolfe"). Under the provisions of the expense sharing arrangement, certain expenses are paid by Wolfe and allocated to the Company. As of December 31, 2024, the Company had $980,258 payable to Wolfe.

4. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair

Notes to the Financial Statement - continued
December 31, 2024

4. FAIR VALUE MEASUREMENTS (CONTINUED)

value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. These include active listed equities, exchange traded funds and option contracts.
- Level 2. Quoted prices for similar instruments in active and inactive markets; and model driven valuations with significant inputs and drivers derived from observable active markets. These include certain U.S. government and sovereign obligations, most government agency securities, investment-grade corporate bonds, certain mortgage products, certain bank loans and bridge loans, less liquid listed equities, state, municipal and provincial obligations, most physical commodities, and certain loan commitments.
- Level 3. Inputs to the valuation methodology are unobservable for the instruments and significant to the fair value measurement. These include private equity and real estate investments, certain bank loans and bridge loans, less liquid corporate debt securities (including distressed debt instruments), collateralized debt obligations, and less liquid mortgage securities (backed by either commercial or residential real estate).

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

WOLFE RESEARCH SECURITIES

Notes to the Financial Statement - continued
December 31, 2024

4. FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

| | Assets at Fair Value at December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents, at fair value				
Cash	$ 21,089,854	$ -	$ -	$ 21,089,854
Money Market Funds	$ 8,031,318	$ -	$ -	$ 8,031,318
Total cash and cash equivalents, at fair value	**$ 29,121,172**	**$ -**	**$ -**	**$ 29,121,172**
Marketable securities owned, at fair value				
Municipal securities	$ -	$ 4,371,737	$ -	$ 4,371,737
Corporate debt securities	$ -	$ 401,965	$ -	$ 401,965
Common stock	$ 4,746,533	$ -	$ -	$ 4,746,533
Treasury Securities	$ 4,092,681	$ -	$ -	$ 4,092,681
ETFs	$ 59,942	$ -	$ -	$ 59,942
Total marketable securities owned, at fair value	**$ 8,899,156**	**$ 4,773,702**	**$ -**	**$ 13,672,858**

There were no transfers between Levels 1, 2, or 3 during the year. As of and during the year ended December 31, 2024, the Company did not hold any Level 3 securities thus, there were no amounts recorded to income or loss for such securities. The Company periodically reviews the classification for each class of assets and liabilities, in accordance with FASB ASC 820.

5. COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters underwriting commitments. This can expose the company to be a defendant in various actions, suits, or proceedings before a court or arbitrator or by a governmental entity that are incidental to its business. The company established accruals for potential losses to the extent that claims are probable of loss and the amount of loss, or range can be reasonably estimated, which are included accounts payable and other liabilities on the statement of financial condition. In many cases, however, it is inherently difficult to determine whether any loss is probable or to estimate amount or range of any potential loss, and therefore the determination of the likely outcome and accrued amounts requires significant judgement on the part of management. The Company's management believes that based upon all of the facts known to date, that the outcome of these matters, although uncertain, will not have material adverse effect on the financial condition of the company, as such the Company has not established any accruals for such contingencies.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and ratios of aggregate indebtedness to net capital, as defined. The Company's minimum net capital is the greater of $100,000 or 6 2/3% of aggregate indebtedness.

As of December 31, 2024, the Company had net capital of $27,980,613 which was $27,038,128 in excess of its required net capital of $942,485. As of December 31, 2024, the Company's ratio of aggregate indebtedness to net capital was 0.51 to 1.

Notes to the Financial Statement - continued
December 31, 2024

7. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

8. SUBORDINATED AGREEMENT

The Company entered into a revolving credit note and cash subordination agreement with a Broker Dealer on November 24, 2021. The subordinated agreement was submitted to FINRA on November 11, 2021 and was approved by FINRA effective November 29, 2021. The agreement which provides borrowings up to $5,000,000, pledges the Company's assets and bears interest at a rate of 1.3% per annum for each advance. The agreement has been amended on November 30, 2022 to extend the scheduled maturity of the agreement. The amendment to the agreement was approved by FINRA effective January 24, 2023 with a Rollover Provision to automatically renew on an annual basis. The scheduled maturity of the agreement renewed on January 23, 2024 for the period of November 30, 2024 to November 30, 2025. During the year and as of December 31, 2024, no advances on the revolving credit note were made.

9. SUBSEQUENT EVENTS

There are no subsequent events as of February 13, 2025, the date the financial statements were available to be issued.